As filed with the Securities and Exchange Commission on April 4, 2003

Registration No. 333-103837

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ARTISAN COMPONENTS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	141 Caspian Court	77-0278185
(State or other jurisdiction of incorporation or organization)	Sunnyvale, California 94089-1013 (408) 734-5600	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joy E. Leo

Chief Financial Officer

Artisan Components, Inc.

141 Caspian Court

Sunnyvale, California 94089-1013

(408) 734-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig H. Factor, Esq.	Robert P. Latta, Esq.
General Counsel Artisan Components, Inc. 141 Caspian Court Sunnyvale, California 94089-1013 (408) 734-5600	Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 (650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(3)

Common Stock(2) $0.001 par value	676,531 shares	$14.49	$9,802,934	$793.06

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.
(2)	Includes preferred stock purchase rights which prior to the occurrence of certain events will not be exercisable or evidenced separately from the common stock.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 4, 2003

ARTISAN COMPONENTS, INC.

             SHARES

COMMON STOCK

This prospectus relates to 676,531 shares of our common stock that may be offered and sold from time to time by certain stockholders of Artisan Components, Inc. See “Selling Stockholders.” These shares were issued to the selling stockholders in connection with our acquisition in February 2003 of all of the outstanding capital stock of NurLogic Design, Inc. (the “Acquisition”) for $5.0 million in cash and issuance of 745,305 shares of our common stock. Our common stock issued to the selling stockholders in the Acquisition was issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof.

The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq National Market under the symbol “ARTI.” On March 31, 2003, the closing sales price of our common stock as reported by The Nasdaq National Market was $16.16 per share.

You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of our common stock offered under this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

i

FORWARD-LOOKING INFORMATION

This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words “expects,” “anticipates,” “estimates” and similar expressions are intended to identify forward looking statements. Because these forward looking statements involve risks and uncertainties, there are important facts that could cause our actual results to differ materially from those expressed or implied by these forward looking statements, including statements under the caption “Risk Factors.” Please review these risk factors carefully. In addition, please review the sections captioned “Factors Affecting Future Operating Results” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the fiscal year ended September 30, 2002 and our quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2002. In connection with forward looking statements which appear in these disclosures, you should carefully consider the risk factors set forth in this prospectus under “Risk Factors” and under the caption “Factors Affecting Future Operating Results” in the Management’s Discussion and Analysis section of any subsequent annual or quarterly report we file with the SEC.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT ARTISAN

We have filed reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference include:

1.	Our Current Report on Form 8-K filed October 21, 2002.

2.	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed with the SEC on December 27, 2002.

3.	Our Definitive Proxy Statement on Schedule 14A filed on January 24, 2003.

4.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002 filed with the SEC on February 14, 2003.

5.	Our Current Report on Form 8-K filed February 26, 2003.

6.	Our registration statement on Form S-3 (Reg. No. 333-103465) initially filed with the SEC on February 26, 2003, as amended.

7.	Our Current Report on Form 8-K filed April 3, 2003.

8.	The description of our common stock contained in our registration statement on Form S-1 (Reg. No. 333-41219) declared effective by the SEC on February 2, 1998.

9.	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on January 22, 1998.

10.	The description of our stockholder rights plan in our registration statement on Form 8-A filed with the SEC on December 27, 2001.

11.	All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering.

Each of these filings is available from the SEC as described above. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089-1013, telephone number (408) 734-5600.

ARTISAN COMPONENTS, INC.

We are a leading provider of physical intellectual property components for the design and manufacture of complex integrated circuits, known as system-on-a-chip integrated circuits. Our products include embedded memory, standard cell and input/output components, which are designed to achieve the best combination of performance, density, power and yield for a given manufacturing process. Our intellectual property components have been characterized in silicon which enables designers to reduce the risk of design failure and gain valuable time to market. We license our products to customers for the design and manufacture of integrated circuits used in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

RISK FACTORS

Before you invest in any of our securities, you should be aware of various risks, including those described below. The following risks and uncertainties may have a material adverse effect on our business, financial condition or results of operations. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus and in the prospectus supplement, before you decide whether to purchase any of our securities.

If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our operating results have fluctuated in the past, and may fluctuate in the future, as a result of a number of factors including:

•	fluctuations in the demand for integrated circuits and end user products that incorporate integrated circuits;

•	our ability to develop, introduce and market new intellectual property components before our competitors;

•	the relatively large size and small number of orders we receive during a given period;

•	the timing of orders, reflecting in part the capital budgeting and purchasing cycles of our customers;

•	the length of our sales cycle;

•	the gain or loss by us of a large integrated circuit manufacturing customer or the gain or loss by the customer of a major order of integrated circuits containing our intellectual property components;

•	the size and timing of sales by our integrated circuit manufacturing customers of integrated circuits containing our intellectual property components;

•	the accuracy of our estimates for project completion costs, which require significant management judgment and discretion; and

•	our progress on contracts that are recognized as revenue on a percentage-of-completion basis, which represent a substantial majority of our contracts and generally have completion periods of six to nine months.

Our future revenue may fluctuate from quarter to quarter and on an annual basis as a result of these and other factors. Our expense levels are based in part on our expectations regarding future revenue. If revenue is below our expectations in any quarter and we are not able to adjust spending in a timely manner, the negative effect of such shortfall may increase. We intend to continue our investment in product development as well as in product promotion, licensing and support programs in an effort to maximize the growth of future revenue. Accordingly, it is likely that in some future quarters our expenses will represent a greater than expected percentage of our revenue, causing our operating results to fall below the expectations of public market analysts and investors, which could cause our stock price to decline, perhaps substantially.

We have incurred operating losses in recent periods and may be unable to maintain profitability.

Although we were profitable in fiscal 2002 and the three months ended December 31, 2002, we incurred net operating losses in fiscal 1999, fiscal 2001 and the first six months of fiscal 2002. If our revenue in future periods increases more slowly than we expect, or not at all, we may not maintain profitability. In addition, most of our operating expenses are fixed in the short term, so any shortfall in anticipated revenue in a given period could significantly reduce our operating results below expectations. We expect to continue to incur significant expenses in connection with product development, operational and administrative activities and expansion of our sales and marketing efforts. As a result, we will need to increase revenue relative to increases in operating costs to maintain profitability. We may be unable to sustain or increase profitability on a quarterly or annual basis. If we fail to maintain profitability, our business and financial condition would suffer, we could lose the benefit of tax credits and deferred tax assets and our stock price could decline.

Our sales cycle is unpredictable and may be more than 12 months, so we may fail to adjust our resources and expenses adequately to anticipated or actual demand in any given period or meet market expectations.

The license of our intellectual property components typically involves a significant commitment of capital by the integrated circuit manufacturer and a purchase will often be timed to coincide with an integrated circuit manufacturer’s migration to a new manufacturing process. Potential customers generally commit significant resources to an evaluation of available intellectual property components and require that we expend substantial time, effort and resources to educate them about the value of our intellectual property components. Despite these efforts, potential customers may select an alternate product or delay or forego a license of our intellectual property components. As a result, the sales cycle for our intellectual property components is long, typically ranging from three to nine months, and may in some cases be more than 12 months. Our ability to forecast the timing and scope of specific sales is limited. If we were to experience a delay in our orders, it could harm our ability to meet our forecasts or investors’ expectations for a given quarter and ultimately result in a decrease in our stock price.

Once we receive and accept an order for a customized product from an integrated circuit manufacturer, we must commit significant resources to customizing our products for the integrated circuit manufacturer’s manufacturing process. We generate a substantial majority of our license revenue from customized products. This customization is complex and time consuming and is subject to a number of risks over which we have little or no control. These risks include the integrated circuit manufacturer’s alterations of its manufacturing process or the timing of its migration to a new process. Typically, this customization, once started, takes from six to nine months to complete and any delays due to inadequate staffing or for other reasons may cause us to defer revenue recognition or potentially lose orders. If we fail to adequately adjust our resources and expenses to meet actual demand and actual revenue, our business may suffer. If anticipated orders fail to materialize, we may be unable to reduce our resources and expenses in time and our operating results could suffer. In addition, where integrated circuit manufacturer orders exceed our anticipated demand, we may be unable to deliver customized products in time to meet the integrated circuit manufacturer’s requirements. Any delays in product customization and delivery, whether due to capacity constraints or otherwise, give rise to the risk of alteration or potential cancellation of orders or may harm our relationships with our customers.

Because we rely on a relatively small number of integrated circuit manufacturers for a large portion of our revenue, our revenue could decline if our integrated circuit manufacturing customers do not continue to purchase and use our intellectual property components.

We have been dependent on a relatively small number of integrated circuit manufacturers for a large portion of our total revenue, although the integrated circuit manufacturers comprising this group have changed from time to time. For fiscal 2001, TSMC accounted for 26% of total revenue and Synopsys, Inc. accounted for 12% of total revenue. For fiscal 2002, TSMC accounted for 39% of our total revenue. For the three months ended December 31, 2002, IBM accounted for 22% of total revenue, TSMC accounted for 22% of total revenue, Tower Semiconductor Ltd., accounted for 11% of total revenue and Silterra Malaysia Sdn. Bhd., accounted for 10% of total revenue. We anticipate that our revenue will continue to depend on a limited number of major integrated circuit manufacturers for the foreseeable future. Our major integrated circuit manufacturing customers and the percentage of revenue they represent are likely to continue to vary from period to period depending on the addition of new contracts and the number of designs produced that utilize our intellectual property components.

TSMC, one of our largest customers, has recently announced its intention to more aggressively develop and distribute products that compete with ours.

TSMC, one of our largest integrated circuit manufacturing customers, has historically produced intellectual property components for use by third parties in designs to be manufactured at TSMC’s foundry. These components are designed to serve the same type of purpose as components produced by us. The intellectual property components developed by TSMC have competed and are expected to continue to compete with ours. In December 2002, TSMC announced that it intends to more aggressively develop and distribute internally developed intellectual property components for its manufacturing processes to integrated circuit designers through multiple intellectual property component and electronic design automation tool partners, including our competitors. We believe that TSMC has chosen to more aggressively develop and distribute these products to encourage its customers to use TSMC to manufacture their current and future designs. TSMC has substantially greater financial, manufacturing and other resources, name recognition and market presence than we do and the internal design group at TSMC has greater access to technical information about TSMC’s manufacturing processes. Distribution partners selected by TSMC include Cadence Design Systems, Inc., Magma Design Automation, Inc. and Virage Logic Corporation. Some of TSMC’s distribution partners, such as Cadence, may have greater resources, name recognition and distribution networks than we do. If TSMC is successful in supplying intellectual property components to third parties either directly or through distribution arrangements with other companies, our revenue and operating results could be negatively affected.

Our customers are not obligated to purchase additional products from us or manufacture integrated circuits with our products, which may cause our operating results to suffer.

None of our customers has a written agreement with us that obligates them to license future generations of intellectual property components or additional intellectual property components from us, and we cannot be certain that any customer will license intellectual property components from us in the future. Our revenue from these customers may be comprised of license fees and royalties. In addition, we cannot be certain that any of the integrated circuit manufacturers will produce products incorporating our intellectual property components or that, if production occurs, they will generate significant royalty revenue for us. If one or more of our major integrated circuit manufacturing customers stops licensing our intellectual property components, reduces its orders, fails to pay license or royalty fees due or does not produce products containing our intellectual property components, our operating results could be materially and negatively affected.

We have relied and expect to continue to rely on royalties as a key component of our business model and if we fail to realize expected royalties our business will suffer.

Royalty payments are calculated based on the selling prices of integrated circuits or wafers containing our intellectual property components. We believe that our long-term success is substantially dependent on future royalties. We face risks inherent in a royalty-based business model, such as the rate of incorporation of our intellectual property components into integrated circuit designs, the rate of adoption of our intellectual property components by integrated circuit manufacturers and the demand for products incorporating these integrated circuits. Our royalty revenue is highly dependent upon the level of integrated circuit production and sales by our integrated circuit manufacturing customers. Fluctuations in orders placed with our integrated circuit manufacturing customers from their customers could significantly affect our royalty revenue and operating results. Additionally, our ability to forecast and realize royalty revenue is limited by factors that are beyond our control. These factors include the timing of the manufacture of royalty-bearing integrated circuits or wafers, the price charged by integrated circuit manufacturers to their customers for royalty-bearing integrated circuits or wafers, and the quantity of royalty-bearing integrated circuits or wafers ordered and actually manufactured. We believe that a significant portion of our royalty revenue has been derived from the manufacture and sale of integrated circuits for graphics applications. If the market for integrated circuits in graphics applications declines, our royalty revenue may be adversely affected. On a period-to-period basis, net royalty revenue may vary significantly. Net royalty revenue as a percentage of our total revenue was 18% for fiscal 2001, 26% for fiscal 2002 and 14% for the three months ended December 31, 2002.

There is significant delay and uncertainty between the delivery of our intellectual property components and the generation of royalty revenue. In addition to the factors described above, this delay and uncertainty is due to the delivery and application of our intellectual property components early in the integrated circuit design process and delays in the reporting of the production and sale of royalty bearing integrated circuits or wafers. The time between the delivery of our intellectual property components to a customer and the manufacture in volume of integrated circuits containing our intellectual property components may be three years or longer. Thus, we cannot anticipate the impact of royalty payments on our financial results when we negotiate royalty agreements. We recognize royalty revenue in the quarter in which we receive a royalty report from an integrated circuit manufacturer, provided that other conditions to revenue recognition have been satisfied. As a result, our recognition of royalty revenue typically lags behind the quarter in which the related integrated circuit is sold by the integrated circuit manufacturing customer by at least one quarter. We cannot be certain that our business strategy will be successful in expanding the number of contracts with integrated circuit manufacturers, nor can we be certain that we will receive significant royalty revenue in the future.

TSMC accounted for 88% of our net royalty revenue in fiscal 2001, 89% of our net royalty revenue in fiscal 2002 and 67% of our net royalty revenue in the three months ended December 31, 2002. Our agreements with TSMC provide that royalty rates decrease in accordance with a fixed schedule over the life of a given process. As a result, our net royalty revenue may decline if royalties from TSMC continue to represent a substantial portion of our net royalty revenue.

We also face risks relating to the accuracy and completeness of the royalty collection process. Our ability to generate royalty revenue depends, in part, on our ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties. We have only limited experience and systems in place to conduct reviews of the accuracy of the royalty reports we receive from our licensees. We have the right to audit the records of integrated circuit manufacturers who license our intellectual property components to help ensure the integrity of their royalty reporting systems; however, these audits may only be conducted periodically and at our expense. We cannot be certain that the costs incurred by us in conducting these audits will not exceed the royalties that result from these efforts.

We continue to experience intense competition from other intellectual property component providers, integrated circuit manufacturers and electronic design automation companies, and this competition could negatively affect our business and our revenue.

Our strategy of targeting integrated circuit manufacturers and integrated circuit designers that participate in, or may enter, the system-on-a-chip market requires us to compete in intensely competitive markets. We face significant competition from third party intellectual property component providers, such as DOLPHIN Integration SA, Faraday Technology Limited, LEDA Systems, Inc., Monolithic System Technology, Inc., TriCN, Inc., VeriSilicon Microelectronics (Shanghai) Co. Ltd., Virage Logic and Virtual Silicon Technology, Inc., and from the internal design groups of integrated circuit manufacturers, such as TSMC. In addition, we face competition from small consulting firms and design companies that operate in the intellectual property component segment of the market and offer a limited selection of specialized intellectual property components.

We face significant competition from the internal design groups of integrated circuit manufacturers that have expanded their manufacturing capabilities and portfolio of intellectual property components to participate in the system-on-a-chip market. Integrated circuit manufacturers that license our intellectual property components have historically had their own internal intellectual property component design groups. These design groups continue to compete with us for access to the integrated circuit manufacturer’s intellectual property component requisitions and, in some cases, compete with us to supply intellectual property components to third parties on a merchant basis. Intellectual property components developed by internal design groups are designed to utilize the qualities of their own manufacturing process, and may therefore benefit from certain capacity, informational, cost and technical advantages. If internal design groups expand their intellectual property component offerings to compete directly with our intellectual property components or actively seek to participate as vendors in the intellectual property component market, our revenue and operating results could be negatively affected.

We expect competition to increase in the future from existing competitors and from new market entrants with intellectual property components that may be less expensive than ours or that may provide better performance or additional features not currently provided by our intellectual property components. Many of our current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, some of our principal competitors maintain their own electronic design automation tools and intellectual property component libraries which allow them to offer a single vendor solution.

Our ability to compete successfully in the market for intellectual property components will depend upon numerous factors, many of which are beyond our control including, but not limited to:

•	continued market acceptance of products using system-on-a-chip integrated circuits and industry and general economic conditions;

•	our ability to implement new designs at smaller process geometries;

•	our ability to protect our intellectual property;

•	access to adequate electronic design automation tools, many of which are licensed from our current or potential competitors;

•	access to adequate technical information from integrated circuit manufacturers, many of which are actual or potential competitors;

•	the price, quality and timing of our new intellectual property components and those of our competitors;

•	the emergence of new intellectual property component interchangeability standards;

•	the widespread licensing of intellectual property components by integrated circuit manufacturers or their design groups to third party manufacturers;

•	market acceptance of our intellectual property components; and

•	success of competitive intellectual property components.

Recent growth in customer demand has strained our resources.

In the last half of fiscal 2002 and to date in fiscal 2003 we have experienced an increase in orders that has placed a strain on our resources and lengthened the time it takes for us to deliver products to our customers. While we have increased and intend to continue to increase our engineering capacity, we cannot be certain that our capacity will match demand in future periods. Accordingly, if there are delays in product delivery, our operating results could suffer.

If we fail to enhance our intellectual property components and develop and introduce new intellectual property components on a timely basis, we may not be able to address the needs of our customers, our technology may become obsolete and our results of operations may be harmed.

Our customers compete in the integrated circuit industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. The development of new manufacturing processes, the introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, our future success will depend on our ability to continue to enhance our existing intellectual property components and to develop and introduce new intellectual property components that satisfy increasingly sophisticated customer requirements and that keep pace with new product introductions, emerging manufacturing process technologies and other technological developments in the integrated circuit industry. If we fail to anticipate or adequately respond to changes in manufacturing processes or customer requirements, or if we experience significant delays in intellectual property component development, our business and operating results may be negatively affected. We cannot be certain that we will avoid difficulties that could delay or prevent the successful introduction, development and sale of new or enhanced intellectual property components or that the new or enhanced intellectual property components will achieve market acceptance. If we do not satisfy our delivery commitments, then we could also be exposed to litigation or claims from our customers. Any claim could have a material negative effect on our business, which could cause our stock price to decline.

From time to time, we have experienced delays in the progress of customization of new intellectual property components for a given customer, and we may continue to experience delays in the future. Any delay or failure to meet customers’ expectations could result in damage to customer relationships and our reputation, underutilization of engineering resources, delay in the market acceptance of our intellectual property components or a decline in revenue, any of which could negatively affect our business.

We face risks from sales to foreign customers and foreign operations, which could reduce our operating results and harm our financial condition.

Historically, a large portion of our total revenue has been derived from integrated circuit manufacturers located outside of the United States. International revenue as a percentage of our total revenue was approximately 70% for fiscal 2001, 75% for fiscal 2002 and 66% for the three months ended December 31, 2002. Revenue derived from customers in Taiwan as a percentage of our total revenue was approximately 34% for fiscal 2001, 44% for fiscal 2002 and 24% for the three months ended December 31, 2002. We anticipate that international revenue will remain a substantial portion of our total revenue in the future. To date, all of our revenue from international customers has been denominated in US dollars. If our competitors denominate their sales in a currency that becomes relatively inexpensive in comparison to the US dollar, then we may experience fewer orders from international customers whose business is based primarily on the less expensive currency. In addition, future dislocations in international financial markets may materially affect our business.

We intend to expand our sales, marketing and design activities in Asia and Europe. We are also establishing an engineering services and support facility in Bangalore, India. International expansion will result in increased costs and may not be successful, which could harm our business. Our expansion of international activity and dependence on customers outside the United States involves a number of risks including:

•	the impact of possible recessions in economies outside the United States, which, given our reliance on foreign customers for a substantial portion of our revenue, could have a significant negative impact on our business and results of operations;

•	political and economic instability, including instability relating to North Korea and tensions between Taiwan and China and India and Pakistan, which could have a significant impact on us due to the concentration of our manufacturing and design customers in Taiwan and our design center in India;

•	exchange rate fluctuations which, due to the denomination of our foreign sales in US dollars, could significantly increase the cost of our products to our foreign customers;

•	the imposition of export license requirements or other regulatory requirements on our products, which would necessitate substantial changes to our existing open access web-based distribution platform;

•	difficulties in enforcement of contractual and intellectual property rights, which difficulties could have a significant adverse effect on our business given our open access distribution model, and our reliance on contractual and intellectual property rights to limit the use of our products and generate royalties; and

•	difficulties and costs of staffing and managing foreign operations, which, given our lack of experience with remote operations and our planned expansion in India, could have a significant negative impact on our business.

If we are unable to sustain or increase revenue derived from international customers or minimize the foregoing risks, our business may be materially and adversely affected, which could cause our stock price to decline.

International political instability may increase our cost of doing business and disrupt our business.

Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, sustained military action in Afghanistan and Iraq, strained international relations with North Korea, tensions between Taiwan and China, tensions between India and Pakistan and other conflicts in the Middle East and Asia, may halt or hinder our ability to do business, may increase our costs and may adversely affect our stock price. This increased instability may, for example, negatively impact the reliability and cost of transportation, negatively affect the desire of our employees and customers to travel, adversely affect our ability to obtain adequate insurance at reasonable rates or require us to take extra security precautions for our domestic and international operations. In addition, this international political instability has had and may continue to have negative effects on financial markets, including significant price and volume fluctuations in securities markets. If this international political instability continues or escalates, our business and results of operations could be harmed and the market price of our common stock could decline.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends in large part on the continued contributions of our key management, engineering, sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management, key technical personnel or key sales personnel is bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key man life insurance covering our key personnel. Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. If we are unable to effectively integrate and utilize newly hired engineering, management or sales personnel, the execution of our business strategy and our ability to react to changing market conditions may be impeded and our business could suffer. Competition for personnel is intense, and we cannot be certain that we will be successful in attracting and retaining qualified personnel. If we lose the services of any key personnel, are unable to attract or retain qualified personnel in the future or experience delays in the integration of new personnel in the United States and abroad, our business and operations may suffer.

Our historical growth and acquisitions have placed and future acquisitions may place a significant strain on our management systems and resources and we may be unable to effectively control our costs and implement our business strategies as a result.

Our ability to license our intellectual property components and manage our business successfully in a rapidly evolving market requires an effective planning and management process. Our historical growth, international expansion, acquisition of certain assets and personnel from Synopsys, Inc. in January 2001 and acquisition of NurLogic in February 2003 have placed, and are expected to continue to place, a significant strain on our managerial, operational and financial resources. We are currently in the process of establishing an engineering service and support facility in Bangalore, India and we plan to open sales and support offices in China and Taiwan. The number of our employees or their full-time equivalents has increased from 145 on December 31, 2001 to 245 on December 31, 2002, exclusive of any NurLogic employees. Approximately 60 employees of NurLogic joined us upon completion of our acquisition of NurLogic in February 2003. Our international expansion is expected to result in increased costs associated with the commencement of operations.

Our customers rely heavily on our technological expertise in designing, testing and manufacturing products incorporating our intellectual property components. Relationships with new integrated circuit manufacturers generally require significant engineering support. As a result, any increase in the demand for our intellectual property components will increase the strain on our personnel, particularly our engineers. Our financial and management controls, reporting systems and procedures are also limited. Our future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information and control systems on a timely basis. If we fail to do so, our business could be harmed. We cannot be certain that our systems, procedures and controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to implement our business plan.

If we are not able to effectively integrate and develop the operations of NurLogic, our business may suffer.

We acquired NurLogic in February 2003. We intend to integrate the workforce and operations of NurLogic into our organizational structure and work towards the effective utilization of the additional workforce. We face various risks as a result of this acquisition including, but not limited to:

•	our ability to retain and motivate NurLogic’s employees;

•	our ability to retain and develop NurLogic’s customers;

•	the failure to integrate the technology, operations and workforce of NurLogic with our company;

•	the failure to realize the potential financial or strategic benefits of the acquisition;

•	the incurrence of substantial unanticipated integration costs;

•	the diversion of significant management attention and financial resources in assimilating NurLogic’s business; or

•	the disruption of our ongoing business.

If we are not able to successfully integrate and develop NurLogic’s business, our business may be negatively affected in future periods, which may cause our stock price to decline. In addition, if the value of intangible assets acquired becomes impaired, we will be required to write down the value of the assets, which would negatively affect our financial results. We may incur liabilities from NurLogic including liabilities for intellectual property infringement or indemnification of NurLogic’s customers for similar claims, that could materially and adversely affect our business. If our efforts to integrate NurLogic’s business with our existing business are unsuccessful, our future revenue and operating results could be negatively affected, which could cause our stock price to decline.

Our acquisition of NurLogic will make planning and predicting our future growth rates and operating results more difficult.

Our acquisition of NurLogic may reduce our revenue growth rate and make prediction of our future revenue, costs and expenses and operating results more difficult. We intend to offer NurLogic’s analog, mixed-signal and communications components to our existing customer base. However, we cannot predict the level of demand for NurLogic’s products from these customers. If we are unable to expand the existing customer base for these products beyond NurLogic’s current customer base, revenues from these products may not grow. We may also incur additional costs in order to customize the existing NurLogic products to meet our customer requirements. We expect our results of operations in future periods will reflect an expanded workforce and product development effort and changed customer base. Due to the acquisition, we may not be able to accurately predict:

•	how the combined business will evolve;

•	the possible impairment of relationships with employees and customers as a result of the integration of the combined businesses; or

•	the impairment of goodwill and other intangible assets resulting from the acquisition.

In addition, we have limited experience integrating remote operations into our organization structure. If we are unable to efficiently manage this integration, we may incur additional expenses and experience delays in our engineering and marketing efforts.

We may make future acquisitions that could cause our business to suffer.

We may continue to make investments in complementary companies, products or technologies. If we buy a company or a division of a company, we may experience difficulty integrating that company or division’s personnel and operations, which could negatively affect our operating results. In addition:

•	the key personnel of the acquired company may decide not to work for us;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;

•	our ongoing business may be disrupted or receive insufficient management attention;

•	we may not be able to recognize the cost savings or other financial benefits we anticipated; and

•	our increasing international presence resulting from acquisitions may increase our exposure to foreign political, currency and tax risks.

In connection with future acquisitions, we may be required to assume the liabilities of the companies we acquire. By assuming the liabilities, we may incur liabilities, including liabilities for intellectual property infringement or indemnification of customers of acquired businesses for similar claims, that could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would involve restrictive covenants or be dilutive to our existing stockholders.

We are in the process of establishing our first remote engineering sites which, if not structured and managed effectively, could cause our business to suffer.

We are establishing an engineering service and support facility in Bangalore, India. In addition, due to our acquisition of NurLogic, we perform engineering services in San Diego, California. We have no prior experience in establishing or operating engineering centers outside of our headquarters in Sunnyvale, California. Our expansion of engineering operations to remotely situated offices presents a number of risks including increased difficulty in coordinating our engineering efforts, obtaining required equipment and tools and training new personnel, increased communications and travel costs and potential delays in our engineering efforts.

Our future capital needs may require that we seek debt financing or additional equity funding which, if not available, could cause our business to suffer.

We intend to continue to invest heavily in the development of new intellectual property components and enhancements to our existing intellectual property components. Our future liquidity and capital requirements will depend upon numerous factors, including:

•	the costs and timing of expansion of product development efforts and the success of these development efforts;

•	the costs and timing of expansion of sales and marketing activities;

•	the costs and timing of expansion of our international operations;

•	the extent to which our existing and new intellectual property components gain market acceptance;

•	the cost and timing of future acquisitions, if any;

•	competing technological and market developments;

•	the cost involved in maintaining and enforcing our patent claims and other intellectual property rights and defending against any future claims of intellectual property infringement;

•	the cost of any stock repurchases pursuant to our previously announced stock repurchase program; and

•	the level and timing of license and royalty revenue.

From time to time after this offering, we may raise additional funds through public or private financing, strategic relationships or other arrangements. We cannot be certain that the funding, if needed, will be available on attractive terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. If we fail to raise capital when needed, our business will be negatively affected, which could cause our stock price to decline.

RISKS RELATED TO OUR MARKET

Our business depends on continued demand for system-on-a-chip integrated circuits and the electronic equipment that incorporate them.

Our business is substantially dependent on the adoption of our technology by integrated circuit manufacturers and on an increasing demand for products requiring complex system-on-a-chip integrated circuits, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations. Our business is subject to many risks beyond our control that influence the success of our customers including, among others, competition faced by each customer in its particular industry, market acceptance of the customer’s products that incorporate our technology, the engineering, sales and marketing capabilities of the customer and the financial and other resources of the customer. Demand for our intellectual property components may also be affected by consolidation in the integrated circuit and related industries, which may reduce the aggregate level of purchases of our intellectual property components and services by the combined companies.

The revenue we generate from licensing activities depends in large part on the rate at which integrated circuit manufacturers adopt new product generations, which, in turn, is affected by the level of demand for integrated circuits. With increasing complexity in each successive generation of integrated circuit products, we face the risk that the rate of adoption of smaller process geometries for integrated circuit manufacturing may slow. Revenue generated from royalties depends on production and sale of integrated circuits or wafers that incorporate our technology. If the integrated circuit and electronics products industries experience a downturn, our business could suffer.

The integrated circuit industry is cyclical in nature and is currently experiencing a downturn which may negatively affect the growth of our revenue.

The markets for integrated circuit products are cyclical. The integrated circuit industry suffered a sharp decline in orders and revenue in 2001 and 2002 and this weakness has continued in 2003. Many integrated circuit manufacturers and vendors of products incorporating integrated circuits have announced earnings shortfalls and employee layoffs. We believe these conditions negatively affected the rate of growth of our revenue in the past and may negatively affect our business in the future if these conditions persist. The outlook for the electronics industry is uncertain and it is very difficult to predict how long the current downturn will last.

The primary customers for our intellectual property components are integrated circuit design and manufacturing companies. Any significant downturn in our customers’ markets, or domestic and global conditions which result in the reduction of research and development budgets, would likely result in a decline in demand for our intellectual property components and services and could harm our business. In addition, our royalty revenue could decline due to decreases in demand for electronic products. Continued weakness in the integrated circuit and related industries, a reduced number of design starts, shifts in the types of integrated circuits manufactured, tightening of customers’ operating budgets or consolidation among our customers could cause our business to suffer.

If the market for third party intellectual property components does not expand, our business may suffer.

Our ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of the market for third party intellectual property components and, to a large extent, on the demand for system-on-a-chip integrated circuits. System-on-a-chip integrated circuits are characterized by rapid technological change and competition from an increasing number of alternate design strategies such as combining multiple integrated circuits to create a system-on-a-package. We cannot be certain that the market for third party intellectual property components and system-on-a-chip integrated circuits will continue to develop or grow at a rate sufficient to support our business. If either of these markets fails to grow or develops slower than expected, our business may suffer. A significant majority of our existing and potential customers currently rely on components developed internally and/or by other vendors. Our future growth, if any, is dependent on the adoption of, and increased reliance on, third party intellectual property components by both existing and potential customers.

Integrated circuit manufacturing facilities are subject to risk of natural disasters, which, if they were to occur, could harm our revenue and profitability.

Integrated circuit manufacturing facilities have in the past experienced major reductions in foundry capacity due to earthquakes in Taiwan, Japan and California. For example, in 1999 Taiwan experienced several earthquakes which impacted foundries due to power outages, physical damage and employee dislocation. The license component of our revenue depends on manufacturers transitioning to new process geometries. The royalty component of our revenue is directly related to the manufacture and sale of integrated circuits containing our intellectual property components. As a result, our business could suffer if a major integrated circuit manufacturer’s transition to a new process geometry or manufacturing capacity was adversely affected by a natural disaster such as an earthquake, fire, tornado or flood.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY RIGHTS

If we are not able to preserve the value of the intellectual property included in our intellectual property components, our business will suffer.

We rely primarily on a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright law to protect our proprietary rights. If we fail to enforce our patents, trademarks or copyrights or to protect our trade secrets, our business could suffer, which could cause our stock price to decline. We cannot be certain that our intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged.

In certain instances, we have elected to rely on trade secret law rather than patent law to protect our proprietary technology. However, trade secrets are difficult to protect. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees and customers. We cannot be certain that these contracts have not and will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by competitors.

Effective intellectual property protection may be unavailable or limited in certain foreign jurisdictions, such as China, where we sell our intellectual property components. As a result, we may experience difficulty protecting our intellectual property from misuse or infringement by others in foreign countries. The risks associated with protection of our intellectual property rights in foreign countries are likely to increase as we expand our international operations.

An infringement claim or a significant damage award would adversely impact our operating results.

Substantial litigation and threats of litigation regarding intellectual property rights exist in our industry and the integrated circuit industry. From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to our business. We cannot be certain that we would ultimately prevail in any dispute or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Any infringement claim brought against us, regardless of the duration, outcome or size of damage award, could:

•	result in substantial cost to us;

•	divert our management’s attention and resources;

•	be time consuming to defend;

•	result in substantial damage awards;

•	cause product shipment delays; or

•	require us to seek to enter into royalty or other licensing agreements.

Any infringement claim or other litigation against or by us could have a material negative affect on our business, which could cause our stock price to decline.

In any potential dispute involving our intellectual property, our customers and strategic partners could also become the target of litigation. This could trigger our technical support and indemnification obligations in our license agreements, which could result in substantial expense to us. In addition to the time and expense required for us to supply support or indemnification to our customers and strategic partners, any litigation could severely disrupt or shut down the business of our customers and strategic partners, which in turn would hurt our relations with them and harm our operating results.

From time to time, we may be subject to claims by our customers or customers of the companies we acquire that our intellectual property components or products of acquired companies that have been incorporated into electronic products infringe the intellectual property rights of others. Our future acquisitions, if any, may increase the risk that customers of these companies bring claims of intellectual property infringement or indemnification for intellectual property infringement against us.

We have been notified recently by one of NurLogic’s customers that it is requesting indemnification from NurLogic (now one of our wholly owned subsidiaries) because a complaint had been filed against that customer in November 2002 alleging that some of that customer’s products infringed several third party patents. While we believe that the complaint is without merit with respect to technology licensed by NurLogic, there can be no assurance that a court would not find that the technology licensed by NurLogic does infringe the third party patents. Whether or not the customer’s products infringe, the investigation and resolution of this indemnity claim and any related litigation can be expensive and can consume substantial amounts of management time and attention.

Defects in our proprietary technologies and intellectual property components could decrease our revenue and our competitive market share.

If the intellectual property components we provide to a customer contain defects that increase our customers’ cost of goods sold and time to market, the market acceptance of our intellectual property components would be harmed. Any actual or perceived defects in our intellectual property components may also hinder our ability to attract or retain industry partners or customers, leading to a decrease in our revenue. These defects are frequently found during the period following introduction of new proprietary technologies or enhancements to existing proprietary technologies. Our intellectual property components may contain errors or defects not discovered until after volume manufacture of integrated circuits containing our intellectual property components. If our intellectual property components contain errors or defects, we could be required to expend significant resources to alleviate these problems, which could result in the diversion of technical and other resources from our other development efforts. The defects or errors could also result in fewer wafers containing our intellectual property components reaching production, which would reduce our royalty revenue.

RISKS RELATED TO OUR STOCK

Our stock is subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control, and those fluctuations may prevent our stockholders from reselling our common stock at a profit.

The trading price of our common stock has in the past been and could in the future be subject to significant fluctuations in response to:

•	quarterly variations in our results of operations;

•	international political instability, including instability associated with military action in Afghanistan and Iraq, strained relations with North Korea and other conflicts;

•	announcements of technological innovations or new products by us, our customers or competitors;

•	our failure to achieve the operating results anticipated by analysts or investors;

•	sales or the perception in the market of possible sales of a large number of shares of our common stock by our directors, officers, employees or principal stockholders;

•	releases or reports by or changes in security analysts’ recommendations; and

•	developments or disputes concerning patents or proprietary rights or other events.

For example, during fiscal 2002 and to date in fiscal 2003, the trading price of our common stock on the Nasdaq National Market has ranged from a high of $22.30 to a low of $6.84. If our revenue and results of operations are below the expectations of public market securities analysts or investors, significant fluctuations in the market price of our common stock could occur. In addition, the securities markets have, from time to time, experienced significant price and volume fluctuations, which have particularly affected the market prices for high technology companies and often are unrelated and disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, political and market conditions, may negatively affect the market price of our common stock. In the past, following periods of volatility in the market price of a company’s stock, securities class action litigation has occurred against that company. The litigation could result in substantial costs and would at a minimum divert management’s attention and resources, which could have a material adverse effect on our business, which could further reduce our stock price. Any adverse decision in the litigation could also subject us to significant liabilities.

Our charter documents, Delaware law and our stockholder rights plan contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers or prevent changes in our management.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of the shares without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. If we issue preferred stock, a change of control of our company could be delayed, deferred or prevented. We have no current plans to issue shares of preferred stock.

Section 203 of the Delaware General Corporation Law restricts certain business combinations with any “interested stockholder” as defined by that statute. In addition, our certificate of incorporation and bylaws contain certain other provisions that may have the effect of delaying, deferring or preventing a change of control. These provisions include:

•	cumulative voting for the election of directors;

•	the elimination of actions by written consent of stockholders; and

•	the establishment of an advance notice procedure for stockholder proposals and director nominations to be acted upon at annual meetings of the stockholders.

In December 2001, our board of directors adopted a stockholder rights plan. Under this plan, we issued a dividend of one right for each share of our common stock. Each right initially entitles stockholders to purchase a fractional share of our preferred stock for $115. However, the rights are not immediately exercisable. If a person or group acquires, or announces a tender or exchange offer that would result in the acquisition of, a certain percentage of our common stock, unless the rights are redeemed by us for $0.001 per right, the rights will become exercisable by all rights holders, except the acquiring person or group, for shares of our preferred stock or the stock of the third party acquirer having a value of twice the right’s then-current exercise price.

These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board of directors an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock, our charter and bylaw provisions, the restrictions in Section 203 of the Delaware General Corporation Law and our stockholder rights plan could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions and plans may also have the effect of preventing changes in our management.

Former NurLogic shareholders will have the ability to sell a large number of shares of our common stock, which may cause the trading price of our common stock to decline.

In connection with our acquisition of NurLogic, we issued 745,305 shares of our common stock to former NurLogic shareholders. Of that amount, approximately 127,249 shares may be sold in the public market as soon as this registration statement is declared effective by the Securities and Exchange Commission. We do not have any control over the timing of any sales by the former NurLogic shareholders. As a result, the market price of our common stock may fall if a large portion of those shares is sold in the public market.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus.

SELLING STOCKHOLDERS

The following table sets forth information with respect to:

•	the number of shares and percentage of our common stock beneficially owned by each selling stockholder prior to this offering;

•	the amount to be offered for each selling stockholder’s account;

•	the amount and percentage to be held by each selling stockholder assuming the sale of all shares offered under this prospectus.

The information in the table below is current as of the date of this prospectus. The percentage ownership is based on shares of common stock outstanding as of February 25, 2003. Except as otherwise noted below, each of the selling stockholders is a current or former employee or director of NurLogic Design, Inc. (or a successor thereto.)

	Number of Shares Underlying Options Exercisable on or Before April 26, 2003	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling Stockholder		Number	Percent		Number	Percent
Michael D. Alston	6,137	9,761	*	2,076	7,685	*
Michael J. and Leslie Brunolli	6,841	75,372	*	8,091	67,281	*
Edward Chates	—	1,629	*	933	696	*
Jose G. Corona	1,925	2,428	*	288	2,140	*
Brenda Cotton	—	1,156	*	—	1,156	*
John V. Eberst	—	7,267	*	4,163	3,104	*
Dorothy Engle	—	129	*	—	129	*
Hugh Gerfin	—	4,028	*	2,308	1,720	*
Michael Haider	4,169	8,698	*	2,594	6,104	*
Jeffrey J. Hayashi	17,052	37,192	*	11,539	25,653	*
Chinh Hoang	6,524	12,966	*	5,420	7,546	*
James Hogan	—	4,564	*	2,615	1,949	*
Jonathan Houghten	4,558	6,284	*	989	5,295	*
Hanwei Lee	2,794	3,045	*	144	2,901	*
Lisa Lipscomb	—	72,504	*	9,289	63,215	*
Benham Malek-Khosravi	6,841	79,401	*	9,343	70,058	*
Barzin Tom Massarat(1)	—	10,070	*	5,769	4,301	*
David G. Matty	8,485	32,265	*	6,577	25,688	*
Microchip Technology, Inc.(2)	—	35,823	*	20,524	15,299	*
Shohabaddin Mirghavami	—	1,409	*	807	602	*
Robert Nunn	—	5,769	*	1,469	602	*
Deborah Kay Osbourne	105	401	*	169	232	*
Khampouth Pabmixay	821	1,826	*	576	1,250	*
Georgina Peavey(3)	—	430	*	—	430	*
Kevin Peavey(3)	—	1,006	*	576	430	*
William R. Peavey	70,651	79,567	*	—	79,567	*
Andrew J. Piloto	—	6,661	*	3,815	2,846	*
Nurtjahya Sambawa	3,712	76,271	*	9,343	66,928	*
Zohreh Servati	—	1,199	*	687	512	*
Mehran and Enzie Shahmiri	91,364	93,378	*	—	93,378	*
David A. Smith	—	73,059	*	9,843	63,216	*
Tony Sorvidaray	—	1,053	*	603	450	*
Shih-Yao Sun	1,124	2,634	*	865	1,769	*
Howard Tang	2,208	3,352	*	656	2,696	*
Robert E. Telson	5,679	7,675	*	1,143	6,532	*
Todd Viera	2,851	3,480	*	360	3,120	*
Michael P. Vitolo	—	679	*	389	290	*
Randy Wayland	9,727	14,155	*	2,537	11,618	*
David I. West	3,130	4,438	*	749	3,689	*

*	Less than 1% of the outstanding shares of common stock.
(1)	Mr. Massarat is a friend of Benham Malek-Khosravi, a founder of NurLogic.
(2)	Microchip Technology, Inc. was a customer of NurLogic.
(3)	Mrs. Georgina Peavey is married to Kevin Peavey, a son of William Peavey, who is the former president and chief executive officer of NurLogic.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of the shares of common stock under this prospectus. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus. The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees, transferees of, or other successors in interest to, the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, all of which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker’s transactions, or through privately negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The selling stockholders or the successors in interest to the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or the successors in interest to the selling stockholders may also enter into option or other transactions with the broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter by such broker-dealer pursuant to this prospectus.

To the extent required, the specific shares to be sold, the names of the selling stockholders, the purchase price, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

We have agreed to bear certain expenses of registration of the shares under federal and state securities laws and other expenses related to the registration of shares hereunder excluding expenses associated with the actual sale of such shares, such as commissions of dealers or agents and related fees. We have agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act. The selling stockholders have also agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act arising from information provided by them for inclusion in this prospectus.

We may suspend the effectiveness of the registration statement of which this prospectus is part upon the happening of any event that we believe, in our reasonable judgment, requires additional disclosure of material, non-public information and that immediate disclosure of such information would be materially detrimental to us. We cannot exercise this right to suspend more than twice in any four (4) month period and the suspension cannot exceed sixty (60) days in the aggregate and twenty (20) days as to any single suspension during the time the registration statement is required to be maintained effective. During any period of suspension or deferral, we are required to use our reasonable best efforts to amend the registration statement and/or amend or supplement the related prospectus if necessary and to take all other actions necessary to allow the proposed sale to take place as promptly as possible, subject, to our right to delay further sales of our common stock until the material, non-public information has been disclosed.

Selling stockholders who are our employees, officers, directors, consultants or contractors are required to comply with our Insider Trading Compliance Program. As a result, these selling stockholders are not permitted to sell shares of our common stock under this prospectus or otherwise when our trading window is closed. Our trading window is generally closed from the open of the market on the first day of the third month of our quarter until the open of market on the third trading day after we publicly announce our operating results for that quarter. The trading window may also be closed from time to time with respect to some or all of our employees, officers, directors, consultants and contractors. We reserve the right to refuse to permit our transfer agent to effect the transfer of shares sold by any of our employees, officers, directors, consultants or contractors under this prospectus while our trading window is closed and we may take other action against such employee, officer, director, consultant or contractor.

We are required to maintain the effectiveness of the registration statement of which this prospectus is part, until the earlier of:

•	the date on which all shares offered hereby have been sold by the selling stockholders; or

•	February 19, 2004.

There can be no assurance that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. 50,000 shares of our preferred stock have been designated as Series A preferred stock in connection with our adoption of a stockholder rights plan. The following is a summary of the material provisions of the common stock and the preferred stock contained in our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws.

Common Stock

As of February 25, 2003, there were 18,293,101 shares of common stock issued and outstanding, held of record by approximately 124 stockholders. Options to purchase a total of 6,085,585 shares of common stock were outstanding on February 25, 2003.

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of preferred stock, if any, the holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive and share ratably in all assets remaining available for distribution to stockholders after payment of any preferential amounts to which the holders of preferred stock may be entitled. Our common stock has no preemptive rights and is not redeemable, assessable or entitled to the benefits of any sinking fund. Shares of our common stock are not convertible into any other security. All outstanding shares of our common stock are, and the common stock to be issued in this offering will be, validly issued, fully paid and non-assessable.

Preferred Stock

Pursuant to the our certificate of incorporation, our board of directors has the authority without further action by our stockholders to issue up to 5,000,000 shares of preferred stock. Our board of directors has the authority to issue such preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions of such stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. In December 2001, our board of directors designated 50,000 shares of our preferred stock as Series A preferred stock in connection with our adoption of a stockholder rights plan. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock. As of February 21, 2003, there were no shares of our preferred stock outstanding. We have no current plans to issue any shares of preferred stock.

Certain Provisions of the Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of Artisan by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Artisan to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Artisan outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our certificate of incorporation provides for cumulative voting for the election of directors. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. In the absence of cumulative voting, the holders of a majority of the shares present or represented at a meeting in which directors are to be elected would have the power to elect all the directors to be elected at such meeting, and no person could be elected without the support of holders of a majority of the shares present or represented at such meeting. Section 141 of the Delaware General Corporation Law provides that a director elected by cumulative voting generally may not be removed without cause if the number of votes cast against removal would be sufficient to elect such director under cumulative voting.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. Our bylaws authorize our board of directors, the chairman of our board (or the chief executive officer in the chairman’s absence), or one or more stockholders holding in the aggregate 10% or more of the voting power of our outstanding stock, to call a special meeting of stockholders. However, our board of directors may amend the bylaws at any time to eliminate the right to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of our board of directors by calling a special meeting of stockholders prior to such time as our board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace our board could be delayed until the next annual meeting.

Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholders’ meeting. The elimination of stockholders’ written consents, however, deters hostile takeover attempts. Without the availability of stockholder’s actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend our bylaws or remove directors pursuant to a stockholder’s written consent. Any such holder or group of holders would have to call a stockholders’ meeting and wait until the notice periods determined by our board of directors pursuant to our bylaws prior to taking any such action. Our certificate of incorporation and bylaws provide for the elimination of actions by written consent of stockholders.

Certain Provisions of Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding:

•	Shares owned by persons who are directors and also officers; and

•	Shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an antitakeover effect with respect to transactions our board of directors does not approve in advance. We anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Registration Rights

In connection with our acquisition of NurLogic in February 2003, we entered into a Declaration of Registration Rights Agreement, or Declaration, for the benefit of the shareholders of NurLogic who received our common stock as part of the transaction. Pursuant to such Declaration, we filed with the Securities and Exchange Commission a registration statement on form S-3 on March 14, 2003 registering the shares of our common stock issued to such former NurLogic shareholders in connection with the acquisition. We are entitled, subject to certain limitations, to suspend the effectiveness of any such registration statement if we determine in good faith that such sales would require public disclosure by us of material nonpublic information that is not included in such registration statement and that immediate disclosure of such information would be materially detrimental to us. The former shareholders of NurLogic have been given the opportunity to sell shares of our common stock received by them in connection with the acquisition as part of the offering described in this prospectus. In consideration for our registration of such shares in connection with this offering and our agreement to pay the underwriting discounts and commissions of such selling stockholders, the former NurLogic shareholders who are selling shares of our common stock in connection with this offering have agreed not to sell shares under the Declaration for at least 90 days after this offering.

Stockholder Rights Plan

In December 2001, pursuant to a Preferred Stock Rights Agreement between us and EquiServe Trust Company, N.A., acting as rights agent, our board of directors declared a dividend of one right to purchase one one-thousandth share of Series A preferred stock for each outstanding share of our common stock. The dividend was paid on January 8, 2002 to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A preferred stock at an exercise price of $115, subject to adjustment.

Rights evidenced by common stock certificates

The rights will not be exercisable until a specific the distribution date. Certificates for the rights have not been sent to stockholders and the rights will attach to and trade together with our common stock. Accordingly, common stock certificates outstanding on January 8, 2002 will evidence the rights related thereto, and common stock certificates issued after the record date will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for common stock outstanding as of the record date, even without notation or a copy of the summary of rights being attached to such certificate, will also constitute the transfer of the rights associated with the common stock represented by such certificate.

Distribution date

The rights will separate from our common stock, rights certificates will be issued and the rights will become exercisable on the distribution date which will occur upon the earlier of (a) the tenth business day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock then outstanding, or (b) the tenth business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then outstanding common stock. However, with respect to the shares of our common stock held or acquired by the State of Wisconsin Investment Board, or SWIB, whose beneficial ownership of our common stock exceeded 15% on the date the rights plan was adopted, no distribution date will occur until such time as SWIB acquires 18% or more of our common stock then outstanding or announces a tender offer to acquire 18% or more of our common stock then outstanding, or until such time as SWIB shall be required to file a report of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to its holdings of our common stock.

Issuance of rights certificates; expiration of rights

As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of (i) January 8, 2012, the final expiration date, or (ii) redemption or exchange of the rights as described below.

Initial exercise of the rights

Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one one-thousandth share of the Series A preferred stock. In the event that we do not have sufficient Series A preferred stock available for all rights to be exercised, or our board decides that such action is necessary and not contrary to the interests of rights holders, we may instead substitute cash, assets or other securities for the Series A preferred stock for which the rights would have been exercisable under this provision or as described below.

Right to buy our common stock

Unless the rights are earlier redeemed, in the event that a person or group obtains 15% or more of our then outstanding common stock (or with respect to SWIB, SWIB is not in compliance with the limitations described above), then each holder of a right which has not previously been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by us as set forth below.

Right to buy acquiring company shares

Similarly, unless the rights are earlier redeemed, in the event that, after a person or group obtains 15% or more of our then outstanding common stock (or with respect to SWIB, SWIB is not in compliance with the limitations described above), (i) we are acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power is sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not to that point been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

Exchange provision

At any time after a person or group obtains 15% or more of our then outstanding common stock (or with respect to SWIB, SWIB is not in compliance with the limitations described above) and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one common stock per right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the fifth day following the attainment of 15% or more of our then outstanding common stock by an acquiring person (or with respect to SWIB, the attainment of 18% or more of our then outstanding common stock) (or such later date as may be determined by action of our board of directors and publicly announced by us), or (ii) January 8, 2012, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.

Adjustments to prevent dilution

The purchase price payable, the number of rights, and the number of Series A preferred stock or common stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the Rights Agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

Cash paid instead of issuing fractional shares

No fractional common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

No stockholders’ rights prior to exercise

Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder (other than any rights resulting from such holder’s ownership of common stock), including, without limitation, the right to vote or to receive dividends.

Amendment of rights agreement

The terms of the rights and the Rights Agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date; thereafter, the terms of the rights and the Rights Agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders (other than the acquiring person).

Rights and preferences of the Series A preferred stock

Each one one-thousandth of a share of Series A preferred stock has rights and preferences substantially equivalent to those of one share of common stock. Rights will not have any voting rights.

Certain anti-takeover effects

The rights approved by our board of directors are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquirer to take over our company in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and its stockholders of any real opportunity to determine our destiny. The rights have been declared by our board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position (or 18% or greater in the case of SWIB) to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The rights are not intended to prevent a takeover and will not do so. Subject to the restrictions described above, the rights may be redeemed by us at $0.001 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

However, the rights may have the effect of rendering more difficult or discouraging our acquisition if such acquisition is deemed undesirable by our board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Issuance of the rights does not in any way weaken our financial strength or interfere with our business plans. The issuance of the rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to us or to our stockholders, and will not change the way in which our shares are presently traded. Our board of directors believes that the rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Transfer Agent

The transfer agent for our common stock is EquiServe Trust Company, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-3766.

Listing

Our common stock is quoted on the Nasdaq National Market under the trading symbol “ARTI.”

LEGAL MATTERS

The validity of the shares offered under this prospectus has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Robert P. Latta, one of our directors, is a member of Wilson Sonsini Goodrich & Rosati.

EXPERTS

The financial statements incorporated by reference to the audited historical financial statements included in Artisan Components, Inc.’s Registration Statement on Form S-3 (Reg. No. 333-103465) initially filed with the Securities and Exchange Commission on February 26, 2003, as amended, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of NurLogic Design, Inc. at May 31, 2002 and 2001 and for the years then ended, appearing in the Current Report on Form 8-K of Artisan Components, Inc. dated February 19, 2003, and incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration fee	$793
Printing expenses	$10,000
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Miscellaneous expenses	$5,000

Total	$50,793

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by the current law. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article VI, Section 6.1 of the Registrant’s Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

The Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The Registrant has entered into indemnification agreements with its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements we have not approved or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide that the Registrant will advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors’ and officers’ liability insurance.

The Declaration of Registration Rights dated February 19, 2003, entered into by the Registrant in connection with the Registrant’s acquisition of NurLogic Design, Inc., provides that the Registrant will indemnify NurLogic against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and NurLogic will indemnify the Registrant and its executive officers and directors against certain liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of the Registrant’s directors, officers, employees, or other agents in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any of its directors, officers, employees or other agents.

ITEM 16.    EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein: Exhibit

Exhibit No.		Description
4.1	*	Specimen Stock Certificate
4.2	**	Preferred Stock Purchase Agreement dated as of December 12, 2001 between the Registrant and Equiserve Trust Company, N.A.
4.3	***	Securities Rights and Restrictions Agreement by and among Registrant and Synopsis, Inc. dated January 4, 2001
4.4	****	Declaration of Registration Rights
5.1	†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.3		Consent of Ernst & Young LLP, Independent Auditors
24.1	†	Power of Attorney (see page II-5)

*	Incorporated by reference to Registrant’s registration statement on Form S-3 (Reg. No. 333-103465) filed on February 26, 2003.
**	Incorporated by reference to Registrant’s registration statement on Form 8-A filed with the Securities and Exchange Commission on December 27, 2001.
***	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2001.
****	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2003.
†	Previously filed.

ITEM 17.    UNDERTAKINGS

The Registrant hereby undertakes:

1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

(c)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement.

2.    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.    That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 4th day of April, 2003.

ARTISAN COMPONENTS, INC.

BY:	/s/ Mark R. Templeton
Mark R. Templeton President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Mark R. Templeton Mark R. Templeton	President, Chief Executive Officer and Director (Principal Executive Officer)	April 4, 2003

/s/ Joy E. Leo Joy E. Leo	Vice President, Finance and Administration, Chief Financial Officer (Principal Financial and Accounting Officer) and Secretary	April 4, 2003

Scott T. Becker* Scott T. Becker	Chief Technology Officer and Director	April 4, 2003

Lucio L. Lanza* Lucio L. Lanza	Chairman of the Board of Directors	April 4, 2003

Morio Kurosaki* Morio Kurosaki	Director	April 4, 2003

Leon Malmed* Leon Malmed	Director	April 4, 2003

R. Stephen Heinrichs* R. Stephen Heinrichs	Director	April 4, 2003

Robert P. Latta* Robert P. Latta	Director	April 4, 2003

*By:	/s/ Joy E. Leo
Joy E. Leo Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.		Description
4.1	*	Specimen Stock Certificate
4.2	**	Preferred Stock Purchase Agreement dated as of December 12, 2001 between the Registrant and Equiserve Trust Company
4.3	***	Securities Rights and Restrictions Agreement by and among Registrant and Synopsis, Inc. dated January 4, 2001
4.4	****	Declaration of Registration Rights
5.1	†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
23.3		Consent of Ernst & Young LLP, Independent Auditors
24.1	†	Power of Attorney (see page II-5)

*	Incorporated by reference to Registrant’s registration statement on Form S-3 (Reg. No. 333-103465) filed on February 26, 2003.
**	Incorporated by reference to Registrant’s registration statement on Form 8-A filed with the Securities and Exchange Commission on December 27, 2001.
***	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2001.
****	Incorporated by reference to Registrant’s current report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2003.
† Previously	filed.